Villere Balanced Fund



RESULTS OF THE SPECIAL MEETING (UNAUDITED)

A special meeting of the shareholders of the Villere Balanced Fund, a series of Trust for Investment Managers, was held on June 6, 2002 for shareholders of record as of April 30, 2002. The shareholders of the Fund voted on whether to approve a proposal to reorganize the Fund into a newly formed series of Professionally Managed Portfolios. The results of the vote at the shareholder meeting held June 6, 2002 were as follows:

1.   To  approve  the  proposed   reorganization  into  Professionally   Managed
     Portfolios:

     For                   Against                   Withheld

     491,776               0                         236